Exhibit (a)(11)

Cause No. 2009-62852

IN THE DISTRICT COURT OF

HARRIS COUNTY, TEXAS

127th JUDICIAL DISTRICT

DANIEL STRATTON, Individually, and On Behalf of All Others Similarly Situated,

Plaintiff,

vs.

PARALLEL PETROLEUM CORPORATION, APOLLO MANAGEMENT VII, L.P., PLLL ACQUISITION CO., PLLL HOLDINGS, LLC, EDWARD A. NASH, LARRY C. OLDHAM, MARTIN B. ORING, RAY M. POAGE, and JEFFREY G. SHRADER,

Defendants.

PLAINTIFF’S ORIGINAL PETITION FOR BREACH OF FIDUCIARY DUTIES

Plaintiff Daniel Stratton (“Plaintiff”), by his attorneys, files the instant Petition for Breach of Fiduciary Duties, and alleges as follows:

1.      Pursuant to Rule 190.4 of the Texas Rules of Civil Procedure, Plaintiff would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.

SUMMARY OF THE ACTION

2.      This is a stockholder class action brought by Plaintiff on behalf of the public holders of Parallel Petroleum Corporation (“Parallel Petroleum” or the “Company”) common stock seeking to enjoin certain actions of the defendants in connection with the proposed acquisition (“Acquisition”) of the Company by private equity firm Apollo Management VII, L.P., by and through Apollo’s subsidiaries. PLLL Acquisition Co. and PLLL Holdings, LLC (collectively, “Apollo”).

3.      On September 15, 2009, the Company announced that it and Apollo had entered into a definitive merger agreement (“Agreement”), pursuant to which Apollo will commence a tender offer to purchase for cash all of the outstanding shares of the Company’s Common Stock, and the associated preferred stock purchase rights, at a price of $3.15 per share. On September 24, 2009, Apollo commenced the tender offer, which is expected to expire on October 22, 2009.

4.      As described herein, the director defendants of the Company have breached their fiduciary duties in connection with the Acquisition by, among other things, coercing the Parallel Petroleum shareholders into agreeing to a tender offer which does not maximize shareholder value. Specifically, the tender offer is coercive because the Defendants have not provided sufficient information to the Company’s shareholders to enable them to make an informed decision about whether to tender their shares in connection with the tender offer and proposed Acquisition.

5.      This action seeks equitable relief only.

6.      In short, the acquisition is designed to unlawfully divest the Company’s public stockholders of their holdings without providing them the maximized value to which they are entitled, and without all material facts concerning the proposed Acquisition and the value of their shares. Defendants know that these assets will continue to produce substantial revenue and earnings.

JURISDICTION AND VENUE

7.      This Court has jurisdiction over this action because Parallel Petroleum is a citizen of Texas as it is a Delaware Corporation with its principal place of business located at 1004 N. Big Spring, Suite 400, Midland, Texas 79701. Likewise, according to his July 6, 2009 Form 4 filing with the U.S. Securities and Exchange Commission (“SEC”), defendant Edward A. Nash

(“Nash”) maintains a residence in Harris County, located at 16214 LaPone Street, Spring, Texas 77379. Additionally, according to their July 6, 2009 Form 4 filings with the SEC, defendants Martin B. Oring (“Oring”), Ray M. Poage (“Poage”), and Jeffrey G. Shrader (“Shrader”) reside in Texas. According to his May 22, 2009 Form 4 filing with the SEC, defendant Larry C. Oldham (“Oldham”) resides in Texas.

8.      Venue is proper in this Court because, among other reasons, there is a material and substantial connection between the conduct at issue and this County, because the conduct had an effect in the County, and because defendant Nash resides in this County.

PARTIES

9.      Plaintiff is, and at all times relevant hereto has been, a shareholder of Parallel Petroleum.

10.    Defendant Parallel Petroleum is a Delaware corporation, with its principal place of business in Midland, Texas. According to the Company’s September 24, 2009 Solicitation/Recommendation Statement on Schedule 14D-9 (“14D-9”) filed with the SEC, there were 41,646,445 shares of Common Stock issued and outstanding as of September 21, 2009. The Company is publicly traded under the NASDAQ stock ticker “PLLL.” The Company is engaged in the acquisition, development and exploitation of long lived oil and natural gas reserves and, to a lesser extent, the exploration for new oil and natural gas reserves.

11.    Defendant Apollo is a private equity investment firm.

12.    Defendant PLLL Acquisition Co. is a Delaware corporation and an affiliate of Apollo.

13.    Defendant PLLL Holdings, LLC, is a Delaware limited liability company and an affiliate of Apollo.

14.    Defendant Nash is and at all relevant times has been a director of the Company.

15.    Defendant Oldham is and at all relevant times has been a director of the Company. Oldham is President and CEO of the Company.

16.    Defendant Oring is and at all relevant times has been a director of the Company.

17.    Defendant Poage is an at all relevant times has been a director of the Company.

18.    Defendant Shrader is and at all relevant times has been a director of the Company and is current Chairman.

19.    The defendants named above in ¶¶ 14-18 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

20.    Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Company stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to the affiliated with any Defendants.

21.    This action is properly maintainable as a class action pursuant to Rule 42 of the Texas Rules of Civil Procedure.

22.    The Class is so numerous that joinder of all members is impracticable. These shares are held by hundred, if not thousands, of beneficial holders.

23.    There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)    whether the Individual defendants have breached their fiduciary duties of undivided loyalty, independent or due care with respect to Plaintiff and the other members of the Class in connection with the Acquisition;

(b)    whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Acquisition;

(c)    whether the Individual defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(d)    whether the Individual defendants have breached their fiduciary duties of candor to Plaintiff and the other members of the Class in connection with the Acquisition by failing to disclose all material information upon which they are able to make and informed decision about whether to tender their shares, thereby improperly attempting to coerce the Company’s shareholders into tendering their stock;

(e)    whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(f)    whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(g)    whether Parallel Petroleum and Apollo are aiding and abetting the wrongful acts of the Individual Defendants.

24.    Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

25.    Plaintiff is an adequate representative of the Class, has retained competent counsel experience in litigation of this nature and will fairly and adequately protect the interests of the Class.

26.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

27.    Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to the other available methods for the fair and efficient adjudication of this controversy.

28.    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

29.    By reason of the above Individual defendants’ current positions with the Company as officers and/or directors, and individuals are in a fiduciary relationship with and the other public stockholders of Parallel Petroleum and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

30.    Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently company with this duty, the directors of a corporation may not take any action that:

(a)    adversely affects the value provided to the corporation’s shareholders;

(b)    contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)    discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)    will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

31.    In addition, whenever shareholder action is requested, directors are required to provide shareholders with all information that is material to the action requested and to provide a balanced, truthful account of all maters disclosed in the communication with the shareholders. Put more simply, corporate directors owe the corporation’s stockholders a fiduciary duty to disclose all fact germane to a transaction involving stockholder action, in an atmosphere of complete candor, and to inform the shareholders of all information in the director’s possession that is material to the fairness of the price.

32.    As described herein, the Individual Defendants breached their fiduciary obligations to act reasonably, and have breached this fiduciary duty of candor.

SUBSTANTIVE ALLEGATIONS

33.    Parallel Petroleum was incorporated in Texas on November 26, 1979, and reincorporated in the state of Delaware on December 18, 1984.

34.    the Company is engaged in the acquisition, development and exploitation of long lived oil and natural gas reserves and exploring for new oil and natural gas reserves. The majority of the Company’s producing properties are in the Permian Basin of west Texas and New Mexico, the Fort Worth Basin of north Texas, and the onshore Gulf Coast area of south Texas.

35.    Although the Company, like other companies, experienced a downturn in its stock price during the recession of 2008, the Company was very optimistic about its potential in its annual report filed on February 23, 2009:

We have position our property portfolio on acreage in established geologic trends where we use our engineering, operational, financial and technical expertise to provide consistent long-term production and attractive returns on hour investments. We prefer obtaining positions in log lived oil and natural gas reserves to properties that have shorter reserve lives. We manage financial, reservoir, drilling and geological risks by emphasizing lower-risk acquisition, exploitation, enhancement and development drilling opportunities over higher-risk exploration projects. Furthermore, aggressive application of advanced technologies and production techniques , such as horizontal drilling and multi-stage fracture stimulation techniques have allowed us to achieve productivity in areas that we believe would not have been productive without the use of these advanced technologies and production techniques.

Our experienced executive management team, together with out technical staff, has significantly gown our asset base, accumulating large acreage positions and working interests in high-quality oil and natural gas properties that demonstrate attractive returns on investment. From 2001 to 2008, we have replaced approximately 337% of our production.

36.    Indeed, on June 11, 2009, the Company announced that it “hedged 621,500 barrels of oil for the calendar years 2011 and 2012,” which substantially reduces the Company’s risk to adverse market conditions. According to defendant Oldham, this exemplified the Company’s future vitality.

These additional hedges bring our total oil hedges to 1,100 barrels of oil per day for 2001 and 1,000 barrels of oil per day for 2012. Our average daily oil production for the first quarter ended March 31, 2009, was approximately 2,807 barrels of oil per day, which was primarily produced from our long-life Permian Basin oil properties.

37.    Analysts likewise expect the Company to grow in fiscal year 2010 exponentially, relative to not only the Company’s comparative industry but also compared to the S&P 500 stock index as a whole. To be sure, the Company traded at over $20 per share before the current recession, as is evidenced by the following stock price chart:

38.    On September 15, 2009, the Company announced that the Company and Apollo entered into the Agreement, pursuant to which Apollo would commence a tender offer to purchase for cash all of the outstanding shares of the Company’s Common Stock, and the associated preferred stock purchase rights, at a price of $3.125 per share.

39.    Defendant Oldham agreed with Apollo for employment with and by the surviving entity in the Acquisition. Pursuant to his agreement, defendant Oldham will enjoy, among other things, lucrative compensation, including a substantial signing bonus and equity interests.

40.    On September 24, 2009, Apollo commenced the tender offer, which is expected to expire on October 22, 2009.

41.    The Defendants are attempting to benefit from a temporary downturn in the markets and deprive Company shareholders of the true value of their shares, as the Acquisition substantially undervalues the Company.

INCOMPLETE DISCLOSURES AND COERCIVE TENDER OFFER

42.    On September 24, 2009, the Company filed a 14D-9 Solicitation/Recommendation Statement (“14d-9”) that purports to explain the Individual defendants’ reasons for consenting to the Agreement, including the background to the tender offer and Acquisition, as well as the steps taken by the Individual Defendants to assess, evaluate and eventually enter into the Agreement with Apollo. However, the purported disclosures contained therein are inadequate and do not provide shareholders with sufficient material information with which to make an informed decision about whether to tender their shares in connection with the tender offer and proposed Acquisition.

43.    Among other things, the 14D-9 fails to disclose the following information:

(a)    details regarding the “the potential strategic directions,” the Company’s “financial and operating performance,” “developments in the industry,” and the “competitive landscape” discussed by the defendants and other Company management identified at the outset of the “background” section of the 14D-9, p. 12;

(b)    the reasons why, in about March 2007, the Company decided to suspend the “process” of gauging whether there would be third party interest in a potential strategic transaction with the Company, p. 12;

(c)    the prior engagement of the Company with Stonington Corporation (“Stonington”) before June 2006 through March 2007 when the Company purportedly used Stonington and other entities to undertake a process of gauging whether there would be a third party interest in a potential strategic transaction with the Company, p. 12;

(d)    details as to why the 14D-9 states that “the Company’s” strategic position became even more uncertain,” in light of the “turmoil in the capital markets and economy generally” in 2008, and how and why the Board, as well as other Company management, understood this to specifically impact the Company’s future, p. 12;

(e)    details regarding the discussions that took place in late 2008 between the Company and the operator of the Company’s Barnett Shale (“Barnett Shale Operator”) gas project regarding a sale of Company’s interest in certain properties and why the discussions did not result in a sale of the Company’s interests, p. 13;

(f)     details concerning why the Company eventually farmed out its undeveloped interest in the non-operated Barnett Shale gas project to the Barnett Shale Operator in February 2009, p. 13;

(g)    details of whether and to what extent, when it engaged Sunrise Securities Corp. (“Sunrise”) in April 2009, the Company also re-engaged the financial advisors and other entities it used during the June 2006 through March 2007 “process” of gauging whether there would be third party interest in a potential strategic transaction with the Company, p. 13;

(h)    details of the “long standing investment banking relationship” between employees of Sunrise and the Company, p. 13;

(i)     details concerning who the Company’s financial advisors were, when the 14D-9 refers to “financial advisors” relative to a May 19, 2009 Board meeting, p. 13;

(j)      details concerning the “changes in the general economy and capital markets” and the Company’s “strategic position and potential strategic alternatives” discussed at the May 19, 2009 Board meeting, p. 13;

(k)     details concerning the “Company’s outlook and potential strategic alternatives,” the likelihood of that natural gas prices would continue to fall, developments among financial institutions,” and the “ability if the Company to grow and compete effectively in a challenging business environment” discussed at the May 20, 2009 Board meeting, p. 13;

(l)      details concerning the criteria given to the Company’s financial advisors, at the May 20, 2009 Board meeting, “to contact parties that might have an interest in a transaction with the Company,” as well as the identities of those financial advisors, pp. 13-14;

(m)    details concerning Apollo’s indication of interest of acquiring the Company, in June 2009, and the details of the discussions between the Company’s financial advisors and Apollo regarding the same, including whether the indication of interest included Apollo’s prior “objective” of pursuing opportunities in the Permian Basin area that Apollo had previously indicated to the Company in September 2008, pp. 13-14;

(n)     details concerning the indication of interest from Company A received on August 4, 2009, including the per share price, and details whether Company A’s had a subsequent offer that exceeded Apollo’s August 3, 2009 $2.50 per share cash offer, p. 14;

(o)     details of the “interest” in potential transactions with the Company from the five companies described by the proxy between August 12 and August 21, 2009, p. 15;

(p)     the reasons why the Company’s August 26, 2009 bid instruction letter to the live interested parties provided for a deadline of September 9, 2009 to submit an offer for the Company, p. 15;

(q)    details of the “interest” expressed by Company B that was discussed at the Company meeting on September 1, 2009, p. 15;

(r)     the reasons why the Board determined on September 2, 2009 that a two-step tender offer “would increase the certainty of successfully closing a transaction and enable the Company’s stockholders to receive cash for their Shares more quickly,” and whether this was only conveyed to Apollo and not to any of the other interested parties, p. 15

(s)     whether Company B was given a copy of the August 26, 2009 bid letter, p. 15;

(t)      details concerning Company B’s statement that it “did not intend to work on the matter until it heard that the Company had an interest in pursuing a potential merger with Company B,” and whether the Company followed up with Company B regarding that statement, p. 15;

(u)     the reasons why the Company would need a waiver from its bank lenders because of a change of control transaction, details of the Company’s credit agreement relative to change of control transactions, and the details given to Citibank by the Company regarding a potential transaction, p. 16;

(v)     details concerning Apollo’s intent to “retain certain members of management” of the Company vis-a-vis Apollo’s September 9, 2009 offer, including discussions between Apollo and Company management during this period of time, p. 16;

(w)    details concerning the proposal from Company C, including the proposal for the Company’s oil and gas assets for cash and the exact number of the “implied per share price of Company C’s offer,” p. 16;

(x)       the reasons why the proxy states that Apollo’s $2.80 offer price “was clearly superior to the implied per share price of Company C,” including whether this was determined by a financial advisor, legal advisor and/or the Board, p. 16;

(y)       details of the “status of the strategic alternatives process and then current economic and market conditions” update given to the Board by Sunrise and Stonington, p. 16;

(z)       details concerning the offer from Company B, the reasons why the Board determined that “the potential risks and disadvantages of a business combination transaction with Company B far outweighed the potential benefits,” including whether this was determined by any financial advisors, and whether—and why not, if not—the Company did not ask Company B for a revised offer in light of that conclusion, as the Company sought with Company C, p.16

(aa)     details concerning Company C’s revised offer, including the exact amount of the implied share price, and the reasons why the proxy states that Apollo’s $3.15 offer price “was clearly superior to the implied per share price of Company C’s revised offer,” p. 17;

(bb)    details concerning the Company’s “operating environment,” “constraints,” and “difficulty in raising additional equity capital,” discussed at the September 13, 2009 Board meeting, p. 17;

(cc)     additional details concerning the Board’s determination that the sale of the Company was in the best interests of its shareholders, including “the concerns relating to the Company’s credit facility,” as well as the “Company’s high leverage” and the potential “dilution” to the shareholders, pp. 17-18;

(dd)    the reasons why, including the selection criteria, Longnecker and Associates (“Longnecker”) was engaged on or about September 14, 2009 as a compensation consultant regarding management arrangements with the proposed transaction with Apollo, the details of those arrangements, and the reasons why Longnecker determined that the arrangements were reasonable and customary, p. 18;

(ee)     whether—and the reasons why not, if not—the Board at any other points from June 2006 until the September 14, 2009 formed a special committee or other independent group to evaluate potential business transactions, p. 18;

(ff)      the reasons why the Board determined that “the Company’s prospects for growth are diminished compared to other companies in its peer group,” details concerning the Board’s determination regarding the Company’s “positioning and conditions of the capital markets at that time,” and details of the Board’s determination of the Company’s “intrinsic value and how this value is constrained by its current financial condition and the state of the capital markets and prices for oil and natural gas,” p. 19; and

(gg)    details concerning the uncertainty of the ability to make debt service payments on the Company’s credit agreement and senior notes,” p. 19.

44.    The 14D-9 also omits material information relating to the analysis of the Company’s financial advisors, including but not limited to:

(a)      whether—and the reasons why not, if not—the Company’s financial advisors, apart from BofA Merrill Lynch Securities (“Merrill Lynch”) determined whether the potential acquisition is fair from a financial point of view to Company shareholders, p. 20;

(b)      details of “the certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with [Merrill Lynch] by the Company’s management, including certain financial forecasts relating to the Company prepared by the Company’s management . . ., and certain sensitivities thereto discussed with the Company’s management as to alternative commodity pricing that could affect the oil and gas exploration and development industry and the Company’s business,” to enable Company stockholders to gauge for themselves the propriety of the tender offer versus continuing as shareholders of the Company, p. 22;

(c)     details of the “certain estimates of the Company’s oil and gas reserves, including estimates of unproved reserves prepared by Company’s management” reviewed by Merrill Lynch, and how these estimates affects the Company’s future financial performance, p. 22;

(d)     details concerning, including the selection criteria, of “certain financial, and stock market information of the Company with similar information of other companies [Merrill Lynch] deemed relevant,” p. 23;

(e)     details of the “certain financial terms and other data of the Offer and the Merger” and the “other transactions [Merrill Lynch] deemed relevant” for comparisons with the Company’s Acquisition, p. 23;

(f)     details of the “other analyses and studies” and considerations of “other such information and factors as [Merrill Lynch] deemed appropriate,” p. 23;

(g)    the reasons why Merrill Lynch used discount rates between widely divergent 9% and 40% in conducting its discounted cash flow analysis, and the financial projections used in the analysis, pp. 24-25;

(h)    a detailed explanation of how the potential acquisition can be fair from a financial point of view to the shareholders, according to Merrill Lynch, if the implied per share equity value exceeds the $3.15 per share offer in certain models and calculations used in both Merrill Lynch’s discounted cash flow analysis and its selected precedent transaction analysis, pp. 24-26;

(i)    details concerning the selection criteria for the companies used in the selected precedent transaction analyses, and the specific financial data for each of the companies, including the “equity values” and the “implied enterprise values,” pp. 25-26; and

(j)    the “range of selected multiples” used by Merrill Lynch in conducting its selected company precedent transaction analysis and selected publicly traded companies analysis, pp. 25-26.

45.    Overall, the tender offer is coercive because the above-listed material omissions from the 14D-9 deprive Company shareholders of the ability to make a voluntary tender of their shares in connection with the tender offer and proposed Acquisition.

CAUSES OF ACTION

COUNT I

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

46.    Plaintiff repeats and realleges each allegation set forth herein.

47.    Defendant’s have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Parallel Petroleum and have acted to put the interests of Apollo ahead of the interests of the Company’s shareholders.

48.    By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in the Company.

49.    As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Parallel Petroleum because, among other reasons, they failed to:

(a)    fully inform themselves of the market value of the Company before entering into the Agreement;

(b)    act in the best interests of the public shareholders of the Company’s common stock;

(c)    maximize shareholder value;

(d)    obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

(e)    act in accordance with their fundamental duties of good faith, due care and loyalty.

50.    By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

51.    Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class and may consummate the proposed Acquisition which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.

52.    As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the tender offer and proposed Acquisition are enjoined by the Court. Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the members of the Class to the irreparable harm of the members of the Class.

53.    Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

54.    Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such tees and expenses at the appropriate time.

COUNT II

Breach of Fiduciary Duty of Candor

(Against the Individual Defendants)

55.    Plaintiff repeats and realleges each allegation set forth herein.

56.    The Individual Defendants were and are under a duty to make sure that Parallel Petroleum’s shareholders are provided full and complete disclosure concerning important matters which a reasonable stockholder would deem important under the circumstances.

57.    By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of their ability to make an informed decision as to whether to tender their shares in connections with the tender offer and proposed Acquisition.

58.    Parallel Petroleum shareholders will, if the proposed Acquisition is consummated, be deprived of the opportunity to make an educated and informed decision concerning whether to tender their shares in favor of the Acquisition.

59.    By reason of the foregoing acts, practices and course of conduct, defendants have acted in a willful, wanton and reckless manner in failing to exercise their fiduciary obligations toward plaintiff and the other Parallel Petroleum public stockholders.

60.    As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive adequate and complete disclosure regarding the proposed Acquisition.

61.    Unless enjoined by this Court, defendants will continue to breach their fiduciary dunes owed to Plaintiff and the other members of the Class, and may consummate the proposed Acquisition and cause irreparable harm of the Class, as aforesaid.

62.    Plaintiff and the Class have no adequate remedy at law.

63.    Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against defendants. Plaintiff counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT III

Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty

(Against Defendants Parallel Petroleum and Apollo)

64.    Plaintiff repeats and realleges each allegation set forth herein.

65.    Defendants Parallel Petroleum and Apollo are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, who are members of the Board of Parallel Petroleum.

66.    The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the Company shareholders by failing to:

(a)    fully inform themselves of the market value of the Company before entering into the Agreement;

(b)    act in the best interests of the public shareholders of Company common stock;

(c)    maximize shareholder value;

(d)    obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

(e)    act in accordance with their fundamental duties of good faith, due care and loyalty.

67.    Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Parallel Petroleum and Apollo, which, therefore, aided and abetted such breaches via entering into the Agreement with Apollo.

68.    Defendants Parallel Petroleum and Apollo had knowledge that they ware aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Company’s shareholders.

69.    Defendants Parallel Petroleum and Apollo rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Company’s shareholders.

70.    As a result of Defendants Parallel Petroleum and Apollo’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

71.    As a result of the unlawful actions of Defendants Parallel Petroleum and Apollo, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for the Company’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Parallel Petroleum and Apollo are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

72.    Plaintiff and the other members of the Class have no adequate remedy at law.

73.    Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants Parallel Petroleum and Apollo. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

A.    Declaring that this action is properly maintainable as a class action;

B.    Declaring and decreeing that the Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;

C.    Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing the tender offer and consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to i) obtain the highest possible value for shareholders, and ii) provide all material disclosures to shareholders with which they are able to make informed decisions about whether to tender their shares in connection with the tender offer and Acquisition;

D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

E.    Rescinding, to the extent already implemented, the Agreement or any of the terms thereof;

F.    Implementation of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.    Granting such other and further equitable relief as this Court may deem just and proper.

DATED: September 30th, 2009	Respectfully Submitted,

PAUL T. WARNER
State Bar No. 00791884
THE WARNER LAW FIRM
11123 McCracken Circle, Suite A
Cypress, TX 77429
Telephone: 281/664-7777
281/664-7774 (fax)

JONATHAN M. STEIN
STUART A. DAVIDSON
CULLIN A. O’BRIEN
COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
120 East Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

RANDALL BARON
DAVID WISSBROECKER
COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

KENDALL LAW GROUP LLP
Joe Kendall
State Bar No. 11260700
Hamilton P. Lindley
State Bar No. 24044838
3232 McKinney Ave., Suite 700
Dallas, TX 75204
Telephone: 214/744-3000
214/744-3015 (fax)

ATTORNEYS FOR PLAINTIFF AND THE CLASS